TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of Canadian dollars except per share amounts)

	3 months ended March 31
Unaudited	2015	2014

Revenues	593	775
Fuel and purchased power	237	339
Gross margin	356	436
Operations, maintenance, and administration	134	144
Depreciation and amortization	133	135
Restructuring (Note 3)	7	-
Taxes, other than income taxes	7	7
Operating income	75	150
Finance lease income	13	12
Net interest expense (Note 4)	(60)	(66)
Foreign exchange gain (loss)	1	(5)
Earnings before income taxes	29	91
Income tax expense (recovery) (Note 5)	(4)	18
Net earnings	33	73

Net earnings attributable to:
TransAlta shareholders	19	58
Non-controlling interests (Note 6)	14	15
	33	73

Net earnings attributable to TransAlta shareholders	19	58
Preferred share dividends (Note 12)	12	9
Net earnings attributable to common shareholders	7	49
Weighted average number of common shares outstanding in the period (millions)	277	270

Net earnings per share attributable to common shareholders, basic and diluted	0.03	0.18

See accompanying notes.

TRANSALTA CORPORATION / Q1 2015   F1

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions of Canadian dollars)

	3 months ended March 31
Unaudited	2015	2014

Net earnings	33	73
Net actuarial losses on defined benefit plans, net of tax(1)	(14)	(5)
Gains on derivatives designated as cash flow hedges, net of tax(2)	2	-
Total items that will not be reclassified subsequently to net earnings	(12)	(5)
Gains on translating net assets of foreign operations	110	53
Losses on financial instruments designated as hedges of foreign operations, net of tax(3)	(64)	(47)
Gains on derivatives designated as cash flow hedges, net of tax(4)	152	13
Reclassification of gains on derivatives designated as cash flow hedges to net earnings, net of tax(5)	(75)	(20)
Other comprehensive loss of equity investees, net of tax(6)	-	(1)
Total items that will be reclassified subsequently to net earnings	123	(2)
Other comprehensive income (loss)	111	(7)
Total comprehensive income	144	66

Total comprehensive income attributable to:
TransAlta shareholders	127	45
Non-controlling interests (Note 6)	17	21
	144	66

(1) Net of income tax recovery of 5 for the three months ended March 31, 2015 (2014 - 1 recovery).
(2) Net of income tax expense of 1 for the three months ended March 31, 2015 (2014 - nil).
(3) Net of income tax recovery of 9 for the three months ended March 31, 2015 (2014 - 7 recovery).
(4) Net of income tax expense of 47 for the three months ended March 31, 2015 (2014 - 2 expense).
(5) Net of income tax expense of 25 for the three months ended March 31, 2015 (2014 - 1 expense).
(6) Net of income tax of nil for the three months ended March 31, 2015 (2014 - nil).

See accompanying notes.

TRANSALTA CORPORATION / Q1 2015   F2

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions of Canadian dollars)

Unaudited	March 31, 2015	Dec. 31, 2014
Cash and cash equivalents	61	43
Trade and other receivables (Note 8)	374	450
Prepaid expenses	44	17
Risk management assets (Notes 7 and 8)	215	273
Inventory (Note 14)	102	71
	796	854
Long-term portion of finance lease receivables	437	403
Property, plant, and equipment (Note 9)
Cost	12,776	12,532
Accumulated depreciation	(5,486)	(5,294)
	7,290	7,238

Goodwill	463	462
Intangible assets	333	331
Deferred income tax assets	44	45
Risk management assets (Notes 7 and 8)	589	402
Other assets	98	98
Total assets	10,050	9,833

Accounts payable and accrued liabilities	394	481
Current portion of decommissioning and other provisions	34	34
Risk management liabilities (Notes 7 and 8)	129	128
Income taxes payable	1	2
Dividends payable (Note 11)	56	55
Current portion of long-term debt and finance lease obligations (Note 10)	135	751
	749	1,451
Credit facilities, long-term debt, and finance lease obligations (Note 10)	4,110	3,305
Decommissioning and other provisions	339	322
Deferred income tax liabilities	429	434
Risk management liabilities (Notes 7 and 8)	95	94
Defined benefit obligation and other long-term liabilities	368	349
Equity
Common shares (Note 11)	3,019	2,999
Preferred shares (Note 12)	942	942
Contributed surplus	9	9
Deficit	(813)	(770)
Accumulated other comprehensive income	212	104
Equity attributable to shareholders	3,369	3,284
Non-controlling interests (Note 6)	591	594
Total equity	3,960	3,878
Total liabilities and equity	10,050	9,833

Contingencies (Note 13)
Subsequent events (Note 3)

See accompanying notes.

TRANSALTA CORPORATION / Q1 2015   F3

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions of Canadian dollars)

3 months ended March 31, 2015
Unaudited	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income	Attributable to shareholders	Attributable to non-controlling interests	Total

Balance, Dec. 31, 2014	2,999	942	9	(770)	104	3,284	594	3,878
Net earnings	-	-	-	19	-	19	14	33
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	-	-	-	-	46	46	-	46
Net gains on derivatives designated as cash flow hedges, net of tax	-	-	-	-	76	76	3	79
Net actuarial losses on defined benefits plans, net of tax	-	-	-	-	(14)	(14)	-	(14)
Total comprehensive income				19	108	127	17	144
Common share dividends	-	-	-	(50)	-	(50)	-	(50)
Preferred share dividends	-	-	-	(12)	-	(12)	-	(12)
Distributions paid, and payable, to on-controlling interests		-	-	-	-	-	(20)	(20)
Common shares issued	20	-	-	-	-	20	-	20
Balance, March 31, 2015	3,019	942	9	(813)	212	3,369	591	3,960
See accompanying notes.

3 months ended March 31, 2014
Unaudited	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive loss	Attributable to shareholders	Attributable to non- controlling interests	Total

Balance, Dec. 31, 2013	2,913	781	9	(735)	(62)	2,906	517	3,423
Net earnings	-	-	-	58	-	58	15	73
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	-	-	-	-	6	6	-	6
Net gains (losses) on derivatives designated as cash flow hedges, net of tax	-	-	-	-	(13)	(13)	6	(7)
Net actuarial losses on defined benefits plans, net of tax	-	-	-	-	(5)	(5)	-	(5)
Other comprehensive loss of equity investees, net of tax	-	-	-	-	(1)	(1)	-	(1)
Total comprehensive income (loss)				58	(13)	45	21	66
Common share dividends	-	-	-	(48)	-	(48)	-	(48)
Preferred share dividends	-	-	-	(9)	-	(9)	-	(9)
Distributions paid, and payable, to non-controlling interests	-	-	-	-	-	-	(24)	(24)
Common shares issued	28	-	-	-	-	28	-	28
Balance, March 31, 2014	2,941	781	9	(734)	(75)	2,922	514	3,436
See accompanying notes.

TRANSALTA CORPORATION / Q1 2015   F4

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)

	3 months ended March 31
Unaudited	2015	2014

Operating activities
Net earnings	33	73
Depreciation and amortization	147	150
Accretion of provisions	5	5
Decommissioning and restoration costs settled	(5)	(3)
Deferred income tax expense (recovery) (Note 5)	(10)	10
Unrealized (gain) loss from risk management activities	36	(2)
Unrealized foreign exchange loss	7	9
Provisions	(9)	(2)
Other non-cash items	(2)	(3)
Cash flow from operations before changes in working capital	202	237
Change in non-cash operating working capital balances	(49)	42
Cash flow from operating activities	153	279

Investing activities
Additions to property, plant, and equipment (Note 9)	(124)	(71)
Additions to intangibles	(6)	(6)
Proceeds on sale of property, plant, and equipment	1	-
Realized losses on financial instruments	(6)	(16)
Net decrease in collateral paid to counterparties	(4)	(4)
Decrease in finance lease receivable	1	1
Change in non-cash investing working capital balances	(5)	(9)
Cash flow used in investing activities	(143)	(105)

Financing activities
Net increase (decrease) in borrowings under credit facilities (Note 10)	583	(116)
Repayment of long-term debt (Note 10)	(633)	(2)
Issuance of long-term debt (Note 10)	45	-
Dividends paid on common shares (Note 11)	(30)	(50)
Dividends paid on preferred shares (Note 12)	(12)	(9)
Realized gains on financial instruments	76	25
Distributions paid to subsidiaries' non-controlling interests (Note 6)	(19)	(26)
Decrease in finance lease obligation	(3)	(2)
Cash flow from (used in) financing activities	7	(180)
Cash flow from (used in) operating, investing, and financing activities	17	(6)
Effect of translation on foreign currency cash	1	1
Increase (decrease) in cash and cash equivalents	18	(5)
Cash and cash equivalents, beginning of period	43	42
Cash and cash equivalents, end of period	61	37
Cash income taxes paid	14	16
Cash interest paid	41	39

See accompanying notes.

TRANSALTA CORPORATION / Q1 2015   F5

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. ACCOUNTING POLICIES

A. Basis of Preparation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or the “Corporation”) most recent annual consolidated financial statements, except as outlined in Note 2(A). These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s annual consolidated financial statements. Accordingly, these should be read in conjunction with the Corporation’s most recent annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which are stated at fair value.

These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower, as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on
April 27, 2015.

B. Use of Estimates and Significant Judgments

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation, and regulations. Refer to Note 2(Z) of the Corporation’s most recent annual consolidated financial statements for information regarding judgments and estimates. An additional judgment applied in the first quarter of 2015 with respect to operating and reportable segments is described in Note 2(A).

TRANSALTA CORPORATION / Q1 2015   F6

2. ACCOUNTING CHANGES

A. Current Accounting Changes

I. Operating and Reportable Segments

In January 2015, the Corporation completed changes to its internal reporting to systematize allocations of certain costs to each fuel type within its Generation Segment. This permitted internal reports regularly provided to the chief operating decision maker to be presented at the disaggregated fuel type level. Accordingly, commencing with first quarter 2015 reporting, the Corporation considers the following distinct fuel types as reportable segments: Canadian Coal, U.S. Coal, Gas, Wind, and Hydro. Previously, these were collectively reported as the Generation Segment. Comparative results for the first quarter 2014 have been restated to align with the re-segmentation: general expenditures of the Generation Segment were allocated to each fuel type segment based on estimated relative benefit derived from those expenditures and $4 million in expenditures associated with certain functions that were determined to benefit the broader organization were reassigned to the Corporate Segment. No changes arose in respect of the Corporation’s Energy Marketing Segment.

Management has exercised judgment in aggregating the Corporation’s Canadian gas and Australian gas operating segments together into a single reportable segment, Gas. The operating segments were determined to share the following similar economic characteristics: nature of revenue sources, level of contractedness, and customer assumption of fuel and regulatory compliance costs. In addition, the Canadian gas and Australian gas operating segments share substantial similarity in products (energy), processes (gas turbines), customers (industrial and regional utilities) and distribution methods (connection to grid or behind-the-fence generation).

II. Change in Estimates – Useful Lives

During the quarter, the Corporation’s subsidiary TransAlta Cogeneration L.P. (“TA Cogen”) executed a new 15-year power supply contract with Ontario’s Independent Electricity System Operator for the Windsor facility, which is effective Dec. 1, 2016. Accordingly, the useful life of the Windsor facility was extended prospectively to Nov. 30, 2031. As a result, depreciation expense for the three months ended March 31, 2015 decreased by $1 million and the full year 2015 depreciation expense is expected to be lower by $8 million.

B. Future Accounting Changes

Accounting standards that have been previously issued by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been applied by the Corporation include IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. Refer to Note 3 of the Corporation’s most recent annual consolidated financial statements for information regarding the requirements of IFRS 9 and IFRS 15.

IFRS 9 is effective for annual periods beginning on or after Jan. 1, 2018 and IFRS 15 is effective for annual periods beginning on or after Jan. 1, 2017. Early application is permitted for both.

The Corporation continues to assess the impact of adopting these standards on its consolidated financial statements.

C. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

TRANSALTA CORPORATION / Q1 2015   F7

3. SIGNIFICANT EVENTS

I. Investment Agreement with TransAlta Renewables Inc.

On March 23, 2015, the Corporation announced that it had entered into an investment agreement with TransAlta Renewables Inc. (“TransAlta Renewables”) pursuant to which TransAlta Renewables has agreed to acquire an economic interest based on the cash flows of the Corporation’s Australian assets which comprise the Corporation’s Australian power generation portfolio and the Corporation’s interest in the Fortescue River Gas Pipeline (the “Portfolio”) and fund the remaining project costs for the South Hedland gas-fired project, for a combined value of approximately $1.78 billion (the “Transaction”). The Portfolio consists of 575 MW of power generation from six operating assets and the South Hedland project currently under construction, as well as the recently commissioned 270 km gas pipeline. TransAlta Renewables’ investment will consist of the acquisition of securities that, in aggregate, provide an economic interest based on cash flows of the Portfolio broadly equal to the underlying net distributable profits.

On April 8, 2015, TransAlta Renewables issued a final short form prospectus qualifying the distribution of 15,820,000 subscription receipts (each, a “Subscription Receipt”) at a price of $12.65 per Subscription Receipt for gross proceeds of approximately
$200 million. In addition, TransAlta Renewables granted an over-allotment option to the underwriters, exercisable at any time within 30 days following closing of the offering, to purchase up to 2,373,000 Subscription Receipts at the same price for gross proceeds of up to approximately $30 million. The offering closed on April 15, 2015 and the partial exercise of the over-allotment option for 2,038,423 Subscription Receipts closed on April 23, 2015, providing gross proceeds to TransAlta Renewables of approximately
$226 million.

Upon closing of the Transaction, the Corporation expects to receive up to approximately $215 million in net cash proceeds from TransAlta Renewables, and approximately $1.1 billion of common and Class B shares in TransAlta Renewables. The Class B shares will provide voting rights equivalent to the common shares, will be non-dividend paying, and will convert into common shares once the South Hedland project is fully completed and commissioned. The number of common shares that the Corporation will receive on the conversion of the Class B shares will be adjusted to reflect the actual amount funded by TransAlta Renewables for the construction and commissioning of the South Hedland project relative to the remaining budgeted costs, estimated at approximately $490 million. The Corporation will continue to own, manage and operate the Australian assets.

The closing of the Transaction is expected to occur in May 2015 and is subject to approval by TransAlta Renewables’ shareholders, excluding the Corporation. The Corporation has received the regulatory approvals.

TransAlta expects to own approximately 76 per cent of TransAlta Renewables upon closing of the Transaction.

II. Restructuring

On Jan. 14, 2015, the Corporation initiated a significant cost-reduction initiative at its Canadian Coal power generation operations, resulting in the elimination of positions.

TRANSALTA CORPORATION / Q1 2015   F8

4. NET INTEREST EXPENSE

The components of net interest expense are as follows:

	3 months ended March 31
	2015	2014
Interest on debt	57	61
Capitalized interest	(3)	-
Interest on finance lease obligations	1	-
Accretion of provisions	5	5
Net interest expense	60	66

5. INCOME TAXES

The components of income tax expense (recovery) are as follows:

	3 months ended March 31
	2015	2014
Current income tax expense	7	8
Adjustments in respect of current income tax of prior periods	(1)	-
Adjustments in respect of deferred income tax of prior periods	-	1
Deferred income tax expense (recovery) related to the origination and reversal of temporary differences	(3)	11
Deferred income tax expense related to temporary difference on investment in subsidiary	8	-
Deferred tax benefit arising from previously unrecognized tax loss, tax credit, or temporary difference of a prior period, used to reduce deferred income tax expense	-	(1)
Deferred income tax recovery arising from the reversal of a writedown of deferred income tax assets	(15)	(1)
Income tax expense (recovery)	(4)	18

Presented in the Condensed Consolidated Statements of Earnings as follows:

	3 months ended March 31
	2015	2014
Current income tax expense	6	8
Deferred income tax expense (recovery)	(10)	10
Income tax expense (recovery)	(4)	18

During the three months ended March 31, 2015, the Corporation reversed a previous writedown of deferred income tax assets of $15 million (March 31, 2014 - nil). The deferred income tax assets related mainly to the tax benefits of losses associated with the Corporation’s directly owned U.S. operations and were previously written off as it was no longer considered probable that sufficient taxable income would be available from the Corporation’s directly owned U.S. operations to utilize the underlying tax losses. Recognized other comprehensive income in the period has given rise to a taxable temporary difference which forms the primary basis for utilization of some of these tax losses and this reversal.

In order to give effect to the Transaction with TransAlta Renewables, a reorganization of certain TransAlta companies is planned. The reorganization results in the recognition of an $8 million deferred tax liability on TransAlta’s investment in a subsidiary. The deferred tax liability had not been recognized previously, as prior to the planned reorganization, the taxable temporary difference was not expected to reverse in the forseeable future.

TRANSALTA CORPORATION / Q1 2015   F9

6. NON-CONTROLLING INTERESTS

Summarized financial information relating to subsidiaries with significant non-controlling interests is as follows:

I. TA Cogen

	3 months ended March 31
	2015	2014
Revenues	75	82
Net earnings	15	20
Total comprehensive income	19	32

Amounts attributable to the non-controlling interest:
Net earnings	7	10
Total comprehensive income	10	16

Distributions paid to the non-controlling interest	12	21

As at	March 31, 2015	Dec. 31, 2014
Current assets	64	58
Long-term assets	597	588
Current liabilities	(67)	(64)
Long-term liabilities	(74)	(59)
Total equity	(520)	(523)
Equity attributable to the non-controlling interest	(257)	(260)
Non-controlling interest share (per cent)	49.99	49.99

II. TransAlta Renewables

Amounts attributable to the non-controlling interests include the 17 per cent non-controlling interest in its Kent Hills wind farm.

	3 months ended March 31
	2015	2014
Revenues	68	68
Net earnings and total comprehensive income	21	22

Amounts attributable to the non-controlling interests(1):
Net earnings and total comprehensive income	7	5

Distributions paid to non-controlling interests	8	3

(1) During the three months ended March 31, 2014, the non-controlling interests’ ownership in TransAlta Renewables was 19.3 per cent. On April 29, 2014, the Corporation completed a secondary offering of 11,950,000 common shares of TransAlta Renewables. Following completion of the offering, the non-controlling interest ownership increased to 29.7 per cent.

As at	March 31, 2015	Dec. 31, 2014
Current assets	88	61
Long-term assets	1,891	1,903
Current liabilities	(209)	(241)
Long-term liabilities	(732)	(682)
Total equity	(1,038)	(1,041)
Equity attributable to non-controlling interests	(334)	(334)
Non-controlling interests share (per cent)	29.7	29.7

TRANSALTA CORPORATION / Q1 2015   F10

7. FINANCIAL INSTRUMENTS

A. Financial Assets and Liabilities - Measurement

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value, or amortized cost.

B. Fair Value of Financial Instruments

I. Level I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.

a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. In determining Level I fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange.

b. Level II

Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.

Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation, and location differentials.

The Corporation’s commodity risk management Level II financial instruments include over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets, and implied volatilities for options.

In determining Level II fair values of other risk management assets and liabilities and long-term debt measured and carried at fair value, the Corporation uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Corporation relies on similar interest or currency rate inputs and other third-party information such as credit spreads.

c. Level III

Fair values are determined using inputs for the asset or liability that are not readily observable.

The Corporation may enter into commodity transactions for which market-observable data is not available. In these cases, Level III fair values are determined using valuation techniques such as the Black-Scholes, mark-to-forecast, and historical bootstrap models with inputs that are based on historical data such as unit availability, transmission congestion, demand profiles for individual non-standard deals and structured products, and/or volatilities and correlations between products derived from historical prices.

TRANSALTA CORPORATION / Q1 2015   F11

The Corporation also has various commodity contracts with terms that extend beyond a liquid trading period. As forward market prices are not available for the full period of these contracts, the value of these contracts is derived by reference to a forecast that is based on a combination of external and internal fundamental modelling, including discounting. As a result, these contracts are classified in Level III.

The Corporation has a Commodity Exposure Management Policy (the “Policy”), which governs both the commodity transactions undertaken in its proprietary trading business and those undertaken to manage commodity price exposures in its generation business. The Policy defines and specifies the controls and management responsibilities associated with commodity trading activities, as well as the nature and frequency of required reporting of such activities.

Methodologies and procedures regarding commodity risk management Level III fair value measurements are determined by the Corporation’s risk management department. Level III fair values are calculated within the Corporation’s energy trading risk management system based on underlying contractual data as well as observable and non-observable inputs. Development of non-observable inputs requires the use of judgment. To ensure reasonability, system-generated Level III fair value measurements are reviewed and validated by the risk management and finance departments. Review occurs formally on a quarterly basis or more frequently if daily review and monitoring procedures identify unexpected changes to fair value or changes to key parameters.

Information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities, is as follows, and excludes the effects on fair value of observable inputs such as liquidity and credit discount (described as “base fair values”), as well as inception gains or losses:

	March 31, 2015		Dec. 31, 2014
Description	Base fair value	Sensitivity	Base fair value	Sensitivity
Long-term power sale - U.S.	631	+93	511	+76
		-117		-92
Long-term power sales - Alberta	(5)	+14	(13)	+13
		-8		-8
Unit contingent power purchases	(46)	+8	(53)	+9
		-8		-8
Others	(2)	+2	(2)	+3
		-3		-5

i. Long-term power sale - U.S.

The Corporation has a long-term fixed price power sale contract in the U.S. for delivery of power at the following capacity levels: 180MW through Nov. 30, 2015, 280MW through Nov. 30, 2016, 380MW through Dec. 30, 2024, and 300MW through
Dec. 30, 2025. The contract is designated as an all-in-one cash flow hedge.

Significant unobservable inputs used in the valuation are illiquid forward power prices for periods beyond 2020, where market forward prices are not available. For these periods, fundamental-based forecasts and market indications have been used to determine proxies for base, high and low prices. The base price forecasts have been developed by averaging internal and external fundamental forecasts and market indications. The illiquid forward power price ranges per MWh used in determining the Level III base fair value at March 31, 2015 are U.S.$40 - U.S.$49 (Dec. 31, 2014 - U.S.$41 - U.S.$50).

TRANSALTA CORPORATION / Q1 2015   F12

As market prices and market price expectations decrease, the fair value of the contract and the sensitivity value increase. Additionally, as the contract is denominated in U.S. dollars, and with the continued strengthening of the U.S. dollar relative to Canadian dollar from Dec. 31, 2014 to March 31, 2015, both the sensitivity value and the base fair value have increased by approximately $10 million and $55 million, respectively, as a result. As the contract is reported at present value, downward movements in the U.S. yield curve have also increased the base fair and sensitivity values.

ii. Long-term power sales - Alberta

The Corporation has long-term fixed price power sale contracts in the Alberta market including contracts for 10MW (January 2017 to June 2021) and 12.5MW (monthly shaped) through December 2024. The contracts are accounted for as held for trading.

Significant unobservable inputs used in the valuations are illiquid forward power prices for periods beyond 2020, where market forward prices are not available. For these periods, fundamental-based price forecasts and market indications have been used as proxies for base, high and low prices. The illiquid forward power price ranges per MWh used in determining the Level III base fair value at March 31, 2015 are $87 - $97 (Dec. 31, 2014 - $91 - $99). As market prices and market price expectations in Alberta decreased, the fair value of the contracts and the sensitivity values have increased.

iii. Unit contingent power purchase agreements

Under the unit contingent power purchase agreements the Corporation has agreed to purchase power contingent upon the generation performance of specific generation units owned by third parties. Under these types of contracts, the purchaser pays the supplier an agreed upon fixed price multiplied by the pro-rata share of actual unit production if the specific plant is operational and nil if a plant outage occurs. The contracts are accounted for as held for trading.

The main unobservable inputs used in the valuations are delivered volumes and hourly shapes of production. Hourly shaping of the production will result in realized prices that may be at a discount (or premium) relative to the average settled market price. Reasonably possible alternative inputs were used to determine sensitivity on the fair value measurements. In particular, a one standard deviation movement upward and downward in the volumetric and price discount rates was assessed. This analysis is based on historical production data of the generation units for available history. Price and volumetric discount ranges per MWh used in the Level III base fair value measurement at March 31, 2015 are: 0.3 per cent - 1.5 per cent (Dec. 31, 2014 - 0.3 per cent - 1.5 per cent) and 0 per cent - 9 per cent (Dec. 31, 2014 - 0 per cent - 10 per cent), respectively.

TRANSALTA CORPORATION / Q1 2015   F13

II. Commodity Risk Management Assets and Liabilities

Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation businesses in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.

The following table summarizes the key factors impacting the fair value of the commodity risk management assets and liabilities by classification level during the three months ended March 31, 2015 and 2014, respectively:

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2014	-	(59)	314	-	180	(97)	-	121	217
Changes attributable to:
Market price changes on existing contracts	-	11	116	-	20	(13)	-	31	103
Market price changes on new contracts	-	-	-	-	(5)	(2)	-	(5)	(2)
Contracts settled	-	5	(7)	-	(79)	42	-	(74)	35
Net risk management assets (liabilities) at March 31, 2015	-	(43)	423	-	116	(70)	-	73	353
Additional Level III information:
Gains recognized in OCI			116			-			116
Total gains (losses) included in earnings before income taxes			7			(15)			(8)
Unrealized gains included in earnings before income taxes relating to net liabilities held at March 31, 2015			-			27			27

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2013	-	(66)	55	-	14	11	-	(52)	66
Changes attributable to:
Market price changes on existing contracts	-	(7)	(13)	-	(10)	8	-	(17)	(5)
Market price changes on new contracts	-	1	-	-	-	4	-	1	4
Contracts settled	-	8	(1)	-	30	(31)	-	38	(32)
Net risk management assets (liabilities) at March 31, 2014	-	(64)	41	-	34	(8)	-	(30)	33
Additional Level III information:
Losses recognized in OCI			(13)			-			(13)
Total gains included in earnings before income taxes			1			12			13
Unrealized losses included in earnings before income taxes relating to net assets held at March 31, 2014			-			(19)			(19)

TRANSALTA CORPORATION / Q1 2015   F14

III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in hedging non-energy marketing transactions, such as interest rates, the net investment in foreign operations, and other foreign currency risks. Changes in other risk management assets and liabilities related to hedge positions are reflected within net earnings when such transactions have settled during the period or when ineffectiveness exists in the hedging relationship.

Other risk management assets and liabilities with a total net asset fair value of $154 million as at March 31, 2015 (Dec. 31, 2014 -
$115 million net asset) are classified as Level II fair value measurements.

IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value				Total carrying
	Level I	Level II	Level III	Total	value
Long-term debt(1) - March 31, 2015	-	4,275	-	4,275	4,101
Long-term debt(1) - Dec. 31, 2014	-	4,091	-	4,091	3,918
(1) Includes current portion and excludes $70 million (Dec. 31, 2014 - $64 million) of debt measured and carried at fair value.

The fair values of the Corporation’s debentures and senior notes are determined using prices observed in secondary markets.
Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.

The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, trade accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received, and dividends payable) approximates fair value due to the liquid nature of the asset or liability.

C. Inception Gains and Losses

The majority of derivatives traded by the Corporation are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to Note 7(B) for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the Condensed Consolidated Statements of Financial Position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings (loss), and a reconciliation of changes is as follows:

	3 months ended March 31
	2015	2014
Unamortized net gain at beginning of period	188	160
New inception gains	1	5
Amortization recorded in net earnings during the period	(4)	4
Unamortized net gain at end of period	185	169

TRANSALTA CORPORATION / Q1 2015   F15

8. RISK MANAGEMENT ACTIVITIES

A. Net Risk Management Assets and Liabilities

Aggregate net risk management assets and liabilities are as follows:

As at March 31, 2015
	Net investment hedges	Cash flow hedges	Fair value hedges	Not designated as a hedge	Total
Commodity risk management
Current	-	12	-	52	64
Long-term	-	368	-	(6)	362
Net commodity risk management assets	-	380	-	46	426

Other
Current	(2)	17	-	7	22
Long-term	-	125	7	-	132
Net other risk management assets (liabilities)	(2)	142	7	7	154

Total net risk management assets (liabilities)	(2)	522	7	53	580

As at Dec. 31, 2014
	Net investment hedges	Cash flow hedges	Fair value hedges	Not designated as a hedge	Total
Commodity risk management
Current	-	(2)	-	93	91
Long-term	-	257	-	(10)	247
Net commodity risk management assets	-	255	-	83	338

Other
Current	-	56	-	(2)	54
Long-term	-	55	6	-	61
Net other risk management assets (liabilities)	-	111	6	(2)	115

Total net risk management assets	-	366	6	81	453

TRANSALTA CORPORATION / Q1 2015   F16

B. Nature and Extent of Risks Arising from Financial Instruments

The following discussion is limited to the nature and extent of certain risks arising from financial instruments, which are also more fully discussed in Note 14(B) of the Corporation’s most recent annual consolidated financial statements.

I. Commodity Price Risk

Value at Risk (“VaR”) is the most commonly used metric employed to track and manage the market risk associated with commodity and other derivatives. VaR is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three day period within a 95 per cent confidence level, resulting from normal market fluctuations. VaR is estimated using the historical variance - covariance approach.

a. Commodity Price Risk - Proprietary Trading

The Corporation’s Energy Marketing Segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue, and gain market information.

VaR at March 31, 2015 associated with the Corporation’s proprietary trading activities was $4 million (Dec. 31, 2014 - $5 million).

b. Commodity Price Risk – Generating Business

Various commodity contracts and other financial instruments are used to manage the commodity price risk associated with the Corporation’s electricity generation, fuel purchases, emissions, and byproducts, as considered appropriate. VaR at
March 31, 2015 associated with the Corporation’s commodity derivative instruments used in these hedging activities was
$26 million (Dec. 31, 2014 - $27 million). VaR at March 31, 2015 associated with positions and economic hedges that do not meet hedge accounting requirements was $4 million (Dec. 31, 2014 - $7 million).

II. Credit Risk

Credit risk is the risk that customers or counterparties will cause a financial loss for the Corporation by failing to discharge their obligations, and the risk to the Corporation associated with changes in creditworthiness of entities with which commercial exposures exist.

The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the distribution, by credit rating, of certain financial assets as at March 31, 2015:

(Per cent)	Investment grade	Non-investment grade	Total
Accounts receivable	90	10	100
Risk management assets	100	-	100

The Corporation’s maximum exposure to credit risk at March 31, 2015, without taking into account collateral held or right of set-off, is represented by the carrying amounts of accounts receivable and risk management assets as per the Condensed Consolidated Statements of Financial Position. Letters of credit and cash are the primary types of collateral held as security related to these amounts.

TRANSALTA CORPORATION / Q1 2015   F17

The maximum credit exposure to any one counterparty for commodity trading operations and hedging, including the fair value of open trading positions, net of any collateral held, at March 31, 2015 was $20 million (Dec. 31, 2014 - $29 million).

III. Liquidity Risk

Liquidity risk relates to the Corporation’s ability to access capital to be used for proprietary trading activities, commodity hedging, capital projects, debt refinancing, and general corporate purposes.

A maturity analysis of the Corporation’s financial liabilities is as follows:

	2015	2016	2017	2018	2019	2020 and thereafter	Total
Accounts payable and accrued liabilities	394	-	-	-	-	-	394
Long-term debt(1)	121	29	510	1,519	402	1,593	4,174
Commodity risk management (assets) liabilities	(41)	(37)	(28)	(39)	(40)	(241)	(426)
Other risk management (assets) liabilities	(20)	(10)	(75)	(49)	-	-	(154)
Interest on long-term debt(2)	152	198	191	143	110	778	1,572
Dividends payable	56	-	-	-	-	-	56
Total	662	180	598	1,574	472	2,130	5,616

(1) Excludes impact of hedge accounting and includes drawn credit facilities that are currently scheduled to mature between 2016 and 2018.
(2) Not recognized as a financial liability on the Condensed Consolidated Statements of Financial Position.

C. Collateral and Contingent Features in Derivative Instruments

Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs. If a material adverse event resulted in the Corporation’s senior unsecured debt to fall below investment grade, the counterparties to such derivative instruments could request ongoing full collateralization.

As at March 31, 2015, the Corporation had posted collateral of $81 million (Dec. 31, 2014 - $73 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk-contingent features, including a credit rating downgrade to below investment grade, which if triggered would result in the Corporation having to post an additional $116 million (Dec. 31, 2014 - $86 million) of collateral to its counterparties.

TRANSALTA CORPORATION / Q1 2015   F18

9. PROPERTY, PLANT, AND EQUIPMENT

A reconciliation of the changes in the carrying amount of PP&E is as follows:

	Land	Coal generation	Gas generation	Renewable generation	Mining property and equipment	Assets under construction	Capital spares and other(1)	Total
As at Dec. 31, 2014	82	2,862	876	2,169	615	341	293	7,238
Additions	1	-	-	-	-	123	-	124
Additions - finance lease	-	-	-	-	1	-	-	1
Disposals	(1)	-	-	-	-	-	-	(1)
Depreciation	-	(68)	(25)	(25)	(15)	-	(3)	(136)
Revisions and additions to decommissioning and restoration costs	-	1	2	1	-	-	-	4
Retirement of assets	-	(2)	-	-	-	-	-	(2)
Change in foreign exchange rates	2	32	5	8	5	6	4	62
Transfers	8	26	78	7	20	(141)	2	-
As at March 31, 2015	92	2,851	936	2,160	626	329	296	7,290

(1) Includes major spare parts and stand-by equipment available, but not in service, and spare parts used for routine, preventative or planned maintenance.

10. CREDIT FACILITIES, LONG-TERM DEBT, AND FINANCE LEASE OBLIGATIONS

A. Debt and Letters of Credit

The amounts outstanding are as follows:

As at	March 31, 2015			Dec. 31, 2014
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	681	681	2.8%	96	96	2.8%
Debentures	1,044	1,051	6.1%	1,043	1,051	6.1%
Senior notes(3)	2,036	2,030	4.9%	2,444	2,436	4.9%
Non-recourse(4)	392	394	5.6%	380	383	5.9%
Other	18	18	5.9%	19	19	5.9%
	4,171	4,174		3,982	3,985
Finance lease obligations	74			74
	4,245			4,056
Less: current portion of long-term debt	(122)			(738)
Less: current portion of finance lease obligations	(13)			(13)
Total current long-term debt and finance lease obligations	(135)			(751)
Total credit facilities, long-term debt, and finance lease obligations	4,110			3,305

(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of bankers' acceptances and other commercial borrowings under long-term committed credit facilities.
      Foreign-denominated amounts included in the balance are nil at March 31, 2015 and at Dec. 31, 2014.

(3) U.S. face value at March 31, 2015 - U.S.$1.6 billion (Dec. 31, 2014 - U.S.$2.1 billion).
(4) Includes U.S.$20 million at March 31, 2015 (Dec. 31, 2014 - U.S.$20 million).

TRANSALTA CORPORATION / Q1 2015   F19

On Jan. 15, 2015, the Corporation’s U.S.$500 million 4.75 per cent senior notes matured and were paid out using existing liquidity.

On Feb. 11, 2015, the Corporation and its partner issued non-recourse bonds secured by their jointly owned Pingston facility. The Corporation’s share of gross proceeds was $45 million. The bonds bear interest at the annual fixed interest rate of 2.95 per cent, payable semi-annually with no principal repayments until maturity in May 2023. Proceeds were used to repay the $35 million secured debenture bearing interest at 5.28 per cent related to the Pingston facility.

As at March 31, 2015, TransAlta had a total of $2.1 billion (Dec. 31, 2014 - $2.1 billion) of committed credit facilities and bilateral credit facilities, of which $1.0 billion (Dec. 31, 2014 - $1.6 billion) was available, subject to customary borrowing conditions.

The total outstanding letters of credit as at March 31, 2015 was $409 million (Dec. 31, 2014 - $396 million) with no (Dec. 31, 2014 - nil) amounts exercised by third parties under these arrangements. All letters of credit expire within one year and are expected to be renewed, as needed, in the normal course of business.

TransAlta’s debt has terms and conditions, including financial covenants that are considered normal and customary. As at
March 31, 2015, the Corporation was in compliance with all debt covenants.

B. Restrictions

Debentures of $347 million issued by the Corporation’s Canadian Hydro Developers, Inc. subsidiary include restrictive covenants requiring the proceeds received from the sale of assets to be reinvested into similar renewable assets.

11. COMMON SHARES

A. Issued and Outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	3 months ended March 31
	2015		2014
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	275.0	3,001	268.2	2,916
Issued under the dividend reinvestment and optional common share purchase plan	2.0	20	2.1	28
	277.0	3,021	270.3	2,944
Amounts receivable under Employee Share Purchase Plan	-	(2)	-	(3)
Issued and outstanding, end of period	277.0	3,019	270.3	2,941

B. Dividends

On Jan. 28, 2015, the Corporation declared a quarterly dividend of $0.18 per common share, payable on April 1, 2015. On payment, 1.7 million common shares were issued for dividends reinvested.
On April 27, 2015 the Corporation declared a quarterly dividend of $0.18 per common share, payable on July 1, 2015.
There have been no other transactions involving common shares between the reporting date and the date of completion of these unaudited interim condensed consolidated financial statements.

TRANSALTA CORPORATION / Q1 2015   F20

12. PREFERRED SHARES

A. Issued and Outstanding

All preferred shares issued and outstanding are non-voting cumulative redeemable fixed rate first preferred shares. The holders are entitled to receive cumulative fixed quarterly cash dividends at specified rates, as approved by the Board. Refer to Note 25 of the Corporation’s most recent annual consolidated financial statements for more information regarding the terms of the preferred shares.

At March 31, 2015 and Dec. 31, 2014, the Corporation had 12.0 million Series A, 11.0 million Series C, 9.0 million Series E, and
6.6 million Series G Cumulative Redeemable Rate Reset First Preferred shares issued and outstanding.

B. Dividends

The following table summarizes the preferred share dividends declared within the three months ended March 31:

	3 months ended March 31
	2015		2014
Series	Amounts per share	Total	Amounts per share	Total
A	0.2875	4	0.2875	3
C	0.2875	3	0.2875	3
E	0.3125	3	0.3125	3
G	0.33125	2	-	-
Total for the period		12		9

On April 27, 2015, the Corporation declared a quarterly dividend of $0.2875 per share on the Series A and Series C preferred shares, $0.3125 per share on the Series E preferred shares, and $0.33125 per share on the Series G preferred shares all payable
June 30, 2015.

13. CONTINGENCIES

TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required.

TRANSALTA CORPORATION / Q1 2015   F21

14. SEGMENT DISCLOSURES

A.  Reported Segment Earnings (Loss)

3 months ended March 31, 2015	Canadian Coal	U.S. Coal	Gas	Wind	Hydro	Energy Marketing	Corporate	Total
Revenues	246	51	167	73	25	31	-	593
Fuel and purchased power	113	46	73	4	1	-	-	237
Gross margin	133	5	94	69	24	31	-	356
Operations, maintenance, and administration	49	12	24	12	11	8	18	134
Depreciation and amortization	57	15	27	22	6	-	6	133
Restructuring provision	7	-	-	-	-	-	-	7
Taxes, other than income taxes	3	1	1	2	-	-	-	7
Operating income (loss)	17	(23)	42	33	7	23	(24)	75
Finance lease income	-	-	13	-	-	-	-	13
Net interest expense								(60)
Foreign exchange gain								1
Earnings before income taxes								29

3 months ended March 31, 2014 (Restated - see Note 2)	Canadian Coal	U.S. Coal	Gas	Wind	Hydro	Energy Marketing	Corporate	Total
Revenues	254	113	232	80	31	65	-	775
Fuel and purchased power	122	75	136	4	2	-	-	339
Gross margin	132	38	96	76	29	65	-	436
Operations, maintenance, and administration	49	14	25	11	12	16	17	144
Depreciation and amortization	61	14	27	21	6	-	6	135
Taxes, other than income taxes	3	-	1	2	1	-	-	7
Operating income (loss)	19	10	43	42	10	49	(23)	150
Finance lease income	-	-	12	-	-	-	-	12
Net interest expense								(66)
Foreign exchange loss								(5)
Earnings before income taxes								91

During the three months ended March 31, 2015, coal inventory at the Corporation’s Centralia plant was written down by $10 million (2014 - $4 million) to its net realizable value. The writedown is included in fuel and purchased power of the U.S. Coal Segment.

Included in revenues of the Wind Segment for the three months ended March 31, 2015 are $6 million (2014 - $7 million) of incentives received under Government of Canada programs in respect of power generation from qualifying projects.

TRANSALTA CORPORATION / Q1 2015   F22

B. Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows

The reconciliation between depreciation and amortization reported on the Condensed Consolidated Statements of Earnings and the Condensed Consolidated Statements of Cash Flows is presented below:

	3 months ended March 31
	2015	2014
Depreciation and amortization expense on the Condensed Consolidated Statement of Earnings	133	135
Depreciation included in fuel and purchased power	14	15

Depreciation and amortization expense on the Condensed Consolidated Statements of Cash Flows	147	150

TRANSALTA CORPORATION / Q1 2015   F23